77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Global Growth Fund, Inc. (the “Fund”) held on August 25, 2011 the results were as follows:

Proposal 1.

           1: To consider a proposal to approve an Agreement and Plan of Reorganization pursuant to which the Fund would transfer all of its assets to the BlackRock Global Opportunities Portfolio (the “Acquiring Fund”), a series of BlackRock Funds, in exchange for the assumption by the Acquiring Fund of certain stated liabilities of the Fund and shares of the Acquiring Fund.

For                                         Against                                         Abstain
11,958,572.626                                                       650,871.396                            972,754.876